Exhibit 99.1

NANOX ANNOUNCES $30 MILLION REGISTERED DIRECT OFFERING

NEVE ILAN, Israel, July 24, 2023 (GLOBE NEWSWIRE) -- NANO-X IMAGING LTD (“Nanox” or the “Company,” Nasdaq: NNOX), an innovative medical imaging technology company, today announced that it has entered into a securities purchase agreement with certain institutional investors for the purchase and sale of 2,142,857 of the Company’s ordinary shares, par value NIS 0.01 per share (the “ordinary shares”), together with warrants to purchase up to 2,142,857 ordinary shares at a combined purchase price of $14.00 per share, in a registered direct offering. The warrants will have an exercise price of $19.00 per share, will be exercisable immediately upon issuance and will expire five years from issuance.

The closing of the offering is expected to occur on or about July 26, 2023, subject to the satisfaction of customary closing conditions. The gross proceeds from the offering are expected to be approximately $30 million, excluding any proceeds that may be received upon the exercise of the warrants, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general working capital purposes, further development of the Nanox.ARC, the Nanox.CLOUD and other products, and the manufacture and commercial deployment of the Nanox System.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The proposed offering is being made pursuant to a “shelf” registration statement on Form F-3ASR (File No. 333-271688) that was filed by Nanox with the U.S. Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), on May 5, 2023, and automatically became effective upon filing. The proposed offering of these securities is being made only by means of a prospectus and a related prospectus supplement describing the terms of the offering, which will be filed with the SEC and, once filed, will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities or any other securities, nor shall there be any offer, solicitation or sale of these securities or any other securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nanox

We, NANO-X IMAGING LTD or Nanox (Nasdaq: NNOX) are focused on applying our proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe.

Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives.

The Nanox ecosystem includes: the FDA-cleared Nanox.ARC – a multi-source Digital Tomosynthesis system that is cost-effective, and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease, (Nanox.AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE).

Together, Nanox’s products and services create a worldwide, innovative, and comprehensive solution that connects medical imaging solutions, from scan to diagnosis.

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, those relating to the Company’s expectations regarding the consummation of the proposed offering and the intended use of proceeds therefrom. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to continue to develop of the Nanox imaging system; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) the costs incurred with respect to and the outcome of the securities class action litigation and the SEC inquiry we are currently subject to and any similar or other claims and litigation we may be subject to in the future; and (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

CONTACTS:

Media Contact:

Rachael Roselli
ICR Westwicke
NanoxPR@icrinc.com

Investor Contact:

Mike Cavanaugh
ICR Westwicke
mike.cavanaugh@westwicke.com